UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*


                            Fidelity Federal Bancorp
                 -----------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                 -----------------------------------------------
                         (Title of Class of Securities)

                                    299333104
                 -----------------------------------------------
                                 (CUSIP Number)

     Bruce Cordingley, c/o Pedcor Investments, A Limited Liability Company, 8888 Keystone Crossing, Suite 900, Indianapolis, Indiana 46240 (317) 587-0320
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 25, 2002
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 299333104


------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Bruce A. Cordingley
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [ ]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      Not applicable
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [ ]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
------------------------------------------------------------------------------
                      7    SOLE VOTING POWER
     NUMBER OF

      SHARES              77,518 (1)
                      --------------------------------------------------------
                      8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY              4,945,136 (2)
                      --------------------------------------------------------
       EACH           9    SOLE DISPOSITIVE POWER

    REPORTING
                           77,518 (1)
      PERSON          --------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
       WITH
                           4,945,136 (2)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,022,654
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [ ]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      59.5% (3)
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
------------------------------------------------------------------------------

(1) Includes (i) 15,580 shares held directly by Mr. Cordingley; (ii) 6,835 shares held directly by Mr. Cordingley's wife, Denise Cordingley; (iii) 8,587 shares which Mr. Cordingley has the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 1994 Rights Offering; and (iv) 46,516 shares which Mr. Cordingley has the right to acquire upon exercise of stock options granted under Fidelity Federal Bancorp's 1993 Director's Stock Option Plan.

(2) Includes (i) 299,158 shares owned by Pedcor Bancorp, of which Mr. Cordingley is the President and Chief Executive Officer and 46.0% owner (which includes 3.8% owned by Mr. Cordingley's wife);(ii) 2,314,693 shares owned by Pedcor Holdings, LLC, of which Mr. Cordingley is the President and 34.72% owner; (iii) approximately 1,920,000 shares (based on the closing price of $2.50 on March 25, 2002) which Pedcor Holdings, LLC has the right to acquire upon exercise of an option granted by Fidelity Federal Bancorp which allows Pedcor Holdings, LLC to acquire up to approximately $4,800,000 worth of Fidelity Federal Bancorp's common stock; and (iv) 386,619 shares and 24,666 shares which Pedcor Holdings, LLC and Pedcor Bancorp, respectively, have the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 2002 Rights Offering.

(3) Based on 6,061,915 shares of common stock, par value $1.00 per share, of Fidelity Federal Bancorp believed to be outstanding by Fidelity Federal Bancorp's management as of March 1, 2002 and computed in accordance with Rule 13d-3(d)(1).

CUSIP NO. 299333104

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Gerald K. Pedigo
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [ ]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      Not applicable
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [ ]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

     NUMBER OF
                        132,757 (1)
      SHARES       -----------------------------------------------------------
                   8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY           4,945,136 (2)
                   -----------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER

    REPORTING
                        132,757   (1)
      PERSON       -----------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
       WITH
                        4,945,136 (2)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,077,893
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [ ]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      60.5% (3)
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
------------------------------------------------------------------------------

(1) Includes (i) 127,957 shares owned directly by Mr. Pedigo; and (ii) 4,800 shares which Mr. Pedigo has the right to acquire upon exercise of stock options granted under Fidelity Federal Bancorp's 1993 Director's Stock Option Plan.

(2) Includes (i) 299,158 shares owned by Pedcor Bancorp, of which Mr. Pedigo is the Chairman and 46% owner; (ii) 2,314,693 shares owned by Pedcor Holdings, LLC, of which Mr. Pedigo is the Chairman and 34.72% owner; (iii) 1,920,000 shares (based on the closing price of $2.50 on March 25, 2002) which Pedcor Holdings, LLC has the right to acquire upon exercise of an option granted by Fidelity Federal Bancorp which allows Pedcor Holdings, LLC to acquire up to approximately $4,800,000 worth of Fidelity Federal Bancorp's common stock; and (iv) 386,619 shares and 24,666 shares which Pedcor Holdings, LLC and Pedcor Bancorp, respectively, have the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 2002 Rights Offering.

(3) Based on 6,061,915 shares of common stock, par value $1.00 per share, of Fidelity Federal Bancorp believed to be outstanding by Fidelity Federal Bancorp's management as of March 1, 2002 and computed in accordance with Rule 13d-3(d)(1).

CUSIP NO. 299333104

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Phillip J. Stoffregen
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [ ]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      Not applicable
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [ ]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

     NUMBER OF
                        16,600 (1)
      SHARES       -----------------------------------------------------------
                   8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY           0
                   -----------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER

    REPORTING
                        16,600 (1)
      PERSON       -----------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
       WITH
                        0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      16,600
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [ ]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .274% (2)
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
------------------------------------------------------------------------------

(1) Includes (i) 10,000 shares owned directly by Mr. Stoffregen; and (ii) 6,600 shares which Mr. Stoffregen has the right to acquire pursuant to stock options granted from Fidelity Federal Bancorp's 1993 Director's Stock Option Plan.

(2) Based on 6,061,915 shares of common stock, par value $1.00 per share, of Fidelity Federal Bancorp believed to be outstanding by Fidelity Federal Bancorp's management as of March 1, 2002 and computed in accordance with Rule 13d-3(d)(1).

CUSIP NO. 299333104

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Pedcor Holdings, LLC
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [ ]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      WC
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [ ]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Indiana
------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

     NUMBER OF
                        4,621,312 (1)
      SHARES       -----------------------------------------------------------
                   8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY           0
                   -----------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER

    REPORTING
                        4,621,312 (1)
      PERSON       -----------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
       WITH
                        0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,621,312
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [ ]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      55.2% (2)
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO
------------------------------------------------------------------------------

(1) Includes (i) 2,314,693 shares owned directly by Pedcor Holdings, LLC; (ii) 1,920,000 shares (based on the closing price of $2.50 on March 25, 2002) which Pedcor Holdings, LLC has the right to acquire pursuant to a stock option granted by Fidelity Federal Bancorp which allows Pedcor Holdings, LLC to acquire up to approximately $4,800,000 worth of Fidelity Federal Bancorp's common stock; and (iii) 386,619 shares which Pedcor Holdings, LLC has the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 2002 Rights Offering.

(2) Based on 6,061,915 shares of common stock, par value $1.00 per share, of Fidelity Federal Bancorp believed to be outstanding by Fidelity Federal Bancorp's management as of March 1, 2002 and computed in accordance with Rule 13d-3(d)(1).

CUSIP NO. 299333104

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Pedcor Bancorp
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [ ]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      Not applicable
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [ ]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Indiana
------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

     NUMBER OF
                        323,824 (1)
      SHARES       -----------------------------------------------------------
                   8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY           0
                   -----------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER

    REPORTING
                        323,824 (1)
      PERSON       -----------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
       WITH
                        0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      323,824 (1)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [ ]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.3% (2)
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
------------------------------------------------------------------------------

(1) 24,666 shares which Pedcor Bancorp has the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 2002 Rights Offering.

(2) Based on 6,061,915 shares of common stock, par value $1.00 per share, of Fidelity Federal Bancorp believed to be outstanding by Fidelity Federal Bancorp's management as of March 1, 2002 and computed in accordance with Rule 13d-3(d)(1).

Item 1.  Security and Issuer
----------------------------

     This Amendment No. 12 to Schedule 13D (this "Schedule 13D")amends Amendment No. 11 to Schedule 13D and relates to the common stock, par value $1.00 per share, of Fidelity Federal Bancorp (the "Issuer"). The Issuer's principal executive office is located at 18 N.W. Fourth Street, Evansville, Indiana 47708.

Item 2.  Identity and Background
--------------------------------

     (a)      Name of Person(s) Filing this Schedule 13D (the "Filing Parties"):
              ------------------------------------------------------------------

              Mr. Bruce A. Cordingley
              Mr. Gerald K. Pedigo
              Mr. Phillip J. Stoffregen
              Pedcor Holdings, LLC
              Pedcor Bancorp

     (b)-(c)

     Mr. Bruce A. Cordingley
     -----------------------

     Mr. Bruce A. Cordingley is the President of Pedcor Investments, A Limited Liability Company, which is primarily engaged in real estate-oriented investments and developments. Mr. Cordingley is also the President and Chief Executive Officer and 46.0% owner (which includes 3.8% owned by Mr. Cordingley's wife) of Pedcor Bancorp and the President and 34.72% owner of Pedcor Holdings, LLC. Pedcor Investments, A Limited Liability Company, Pedcor Holdings, LLC and Pedcor Bancorp are affiliated through common ownership, directors and officers. The business address of Mr. Cordingley is 8888 Keystone Crossing, Suite 900, Indianapolis, Indiana 46240.

     Mr. Gerald K. Pedigo
     --------------------

     Mr. Gerald K. Pedigo is the Chairman of Pedcor Investments, A Limited Liability Company, which is primarily engaged in real estate-oriented investments and developments. Mr. Pedigo is also the Chairman and 46% owner of Pedcor Bancorp and the Chairman and 34.72% owner of Pedcor Holdings, LLC. Pedcor Investments, A Limited Liability Company, Pedcor Holdings, LLC and Pedcor Bancorp are affiliated through common ownership, directors and officers. The business address of Mr. Pedigo is 8888 Keystone Crossing, Suite 900, Indianapolis, Indiana 46240.


     Mr. Phillip J. Stoffregen
     -------------------------

     Mr. Phillip J. Stoffregen is the Executive Vice President of Pedcor Investments, A Limited Liability Company, which is primarily engaged in real estate-oriented investments and developments. Mr. Stoffregen is also the Executive Vice President and 7% owner of Pedcor Bancorp and the Executive Vice President and 27.48% owner of Pedcor Holdings, LLC. Pedcor Investments, A Limited Liability Company, Pedcor Holdings, LLC and Pedcor Bancorp are affiliated through common ownership, directors and officers. The business address of Mr. Stoffregen is 8888 Keystone Crossing, Suite 900, Indianapolis, Indiana 46240.

     Pedcor Holdings, LLC
     --------------------

     Pedcor Holdings, LLC is an Indiana limited liability company, the principal business of which is investments. The business address is 8888 Keystone Crossing, Suite 900, Indianapolis, Indiana 46240. Pursuant to Instruction C to
Schedule 13D of the Securities Exchange Act of 1934, the name, residence or business address, and present occupation or employment of each director, executive officer and controlling person of Pedcor Holdings, LLC, are as follows:

     Messrs. Cordingley and Pedigo are directors of Pedcor Holdings, LLC. Messrs. Cordingley, Pedigo and Stoffregen are the executive officers of Pedcor Holdings, LLC. The principal business address of each of Messrs. Cordingley, Pedigo and Stoffregen is 8888 Keystone Crossing, Suite 900, Indianapolis, Indiana 46240. Each of Messrs. Cordingley, Pedigo and Stoffregen is presently an executive officer of Pedcor Investments, which is primarily engaged in real estate-oriented investments and developments.

     Pedcor Bancorp
     --------------

     Pedcor Bancorp is an Indiana corporation, the principal business of which is investments in financial institutions. The business address is 8888 Keystone Crossing, Suite 900, Indianapolis, Indiana 46240. Pursuant to Instruction C to
Schedule 13D of the Securities Exchange Act of 1934, the name, residence or business address, and present occupation or employment of each director, executive officer and controlling person of Pedcor Holdings, LLC, are as follows:

     Messrs. Cordingley and Pedigo are directors of Pedcor Holdings, LLC. Messrs. Cordingley, Pedigo and Stoffregen are the executive officers of Pedcor Holdings, LLC. The principal business address of each of Messrs. Cordingley, Pedigo and Stoffregen is 8888 Keystone Crossing, Suite 900, Indianapolis, Indiana 46240. Each of Messrs. Cordingley, Pedigo and Stoffregen is presently an executive officer of Pedcor Investments, which is primarily engaged in real estate-oriented investments and developments.


     (d) None of the Filing Parties identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Filing Parties identified in this Item 2 has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

     The warrants acquired of the Issuer as described in this Schedule 13D were purchased by Pedcor Holdings, LLC with working capital.


Item 4.  Purpose of Transaction
-------------------------------

     The warrants representing the right to purchase common stock of the Issuer acquired by Pedcor Holdings, LLC were acquired by exercise of over-subscription rights under the Issuer's pro rata rights offering made to all shareholders. The Filing Parties intend to review continuously their position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including but not limited to general economic and business conditions and stock market conditions, the Filing Parties may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

     Except as set forth in this Item 4, the Filing Parties have no present plans or proposals that relate to or that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

     (a) - (b)

     Bruce A. Cordingley
     -------------------

     Mr. Cordingley may be deemed to beneficially own in the aggregate 5,022,654 shares of the common stock of the Issuer, representing approximately 59.5% of the outstanding shares of common stock. Of such shares, Mr. Cordingley has sole voting and dispositive power with respect to 77,518 shares, and shared voting and dispositive power with respect to 4,945,136 shares as a result of the following relationships:

     o 299,158 shares owned by Pedcor Bancorp, of which Mr. Cordingley is the President and Chief Executive Officer and 46.0% owner (which includes 3.8% owned by Mr. Cordingley's wife);

     o 2,314,693 shares owned by Pedcor Holdings, LLC, of which Mr. Cordingley is the President and 34.72% owner;

     o approximately 1,920,000 shares (based on the closing price of $2.50 on March 25, 2002) which Pedcor Holdings, LLC has the right to acquire upon exercise of an option granted by Fidelity Federal Bancorp pursuant to which Pedcor Holdings, LLC may acquire up to approximately $4,800,000 worth of Fidelity Federal Bancorp's common stock; and

     o 386,619 shares and 24,666 shares which Pedcor Holdings, LLC and Pedcor Bancorp, respectively, have the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 2002 Rights Offering.

     The above includes (i) 8,587 shares which Mr. Cordingley has the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 1994 Rights Offering; and (ii) 46,516 shares which Mr. Cordingley has the right to acquire upon exercise of stock options granted under Fidelity Federal Bancorp's 1993 Director's Stock Option Plan.

     Gerald K. Pedigo
     ----------------

     Mr. Pedigo may be deemed to beneficially own in the aggregate 5,077,893 shares of the common stock of the Issuer, representing approximately 60.5% of the outstanding shares of common stock. Of such shares, Mr. Pedigo has sole voting and dispositive power with respect to 132,757 shares, and shared voting and dispositive power with respect to 4,945,136 shares as a result of the following relationships:


     o 299,158 shares owned by Pedcor Bancorp, of which Mr. Pedigo is the Chairman and 46% owner;

     o 2,314,693 shares owned by Pedcor Holdings, LLC, of which Mr. Pedigo is the Chairman and 34.72% owner;

     o approximately 1,920,000 shares (based on the closing price of $2.50 on March 25, 2002) which Pedcor Holdings, LLC has the right to acquire upon exercise of an option granted by Fidelity Federal Bancorp pursuant to which Pedcor Holdings, LLC may acquire up to approximately $4,800,000 worth of Fidelity Federal Bancorp's common stock; and

     o 386,619 shares and 24,666 shares which Pedcor Holdings, LLC and Pedcor Bancorp, respectively, have the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 2002 Rights Offering.

     The above includes 4,800 shares which Mr. Pedigo has the right to acquire upon exercise of stock options granted under Fidelity Federal Bancorp's 1993 Director's Stock Option Plan.

     Phillip J. Stoffregen
     ---------------------

     Mr. Stoffregen may be deemed to beneficially own in the aggregate 16,600 shares of the common stock of the Issuer, representing approximately .274% of the outstanding shares of common stock. Of such shares, Mr. Stoffregen has sole voting and dispositive power with respect to 16,600 shares, and shared voting and dispositive power with respect to none of such shares.

     The above includes 6,600 shares which Mr. Stoffregen has the right to acquire upon exercise of stock options granted under Fidelity Federal Bancorp's 1993 Director's Stock Option Plan.

     Pedcor Holdings, LLC
     --------------------

     Pedcor Holdings, LLC may be deemed to beneficially own in the aggregate 4,621,312 shares of the common stock of the Issuer, representing approximately 55.2% of the outstanding shares of common stock. Of such shares, Pedcor Holdings, LLC has sole voting and dispositive power with respect to all of such shares, and shared voting and dispositive power with respect to none of such shares.

     The above includes (i) approximately 1,920,000 shares (based on the closing price of $2.50 on March 25, 2002) which Pedcor Holdings, LLC has the right to acquire upon exercise of an option granted by Fidelity Federal Bancorp pursuant to which Pedcor Holdings, LLC may acquire up to approximately $4,800,000 worth of Fidelity Federal Bancorp's common stock; and (ii) 386,619 shares which Pedcor Holdings, LLC has the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 2002 Rights Offering.

     Pedcor Bancorp
     --------------

     Pedcor Bancorp may be deemed to beneficially own in the aggregate 323,824 shares of the common stock of the Issuer, representing approximately 5.3% of the outstanding shares of common stock. Of such shares, Pedcor Bancorp has sole voting and dispositive power with respect to all of such shares, and shared voting and dispositive power with respect to none of such shares.

     The above includes 24,666 shares which Pedcor Bancorp has the right to acquire upon exercise of warrants acquired pursuant to Fidelity Federal Bancorp's 2002 Rights Offering.

     Each of the Filing Parties expressly disclaims beneficial ownership with respect to shares of common stock covered by this Schedule 13D not owned by him or it of record.

     (c) The Filing Parties have effected the following transactions involving the common stock of the Issuer in the past sixty (60) days:


     On March 1, 2002, Pedcor Holdings, LLC exercised part of its stock option described above and received 74,906 shares of common stock and paid an exercise price of $2.67 per share.

                              No. of Shares
                 Date of       Underlying      Price Per      Place/Manner
Name           Transaction      Warrants        Warrant      of Transaction
----           -----------    -------------    ---------     --------------
Pedcor
Holdings,LLC     3/25/02         386,619         $0.50            (1)

--------------
(1) Exercised pro rata over-subscription rights in connection with the Issuer's rights offering.


     (d)  Not applicable.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------

     Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between any of the Filing Parties and any other person with respect to any shares of common stock of the Issuer.


     Pedcor Bancorp has pledged 180,300 of its shares of common stock of the Issuer to International City Bank, Long Beach, California ("ICB") as collateral security for obligations of Pedcor Bancorp to ICB, and Pedcor Holdings, LLC has pledged 100,000 of its shares to ICB as collateral security for the same obligations. Pedcor Bancorp and Pedcor Holdings, LLC have pledged an additional 118,858 and 143,000, respectively, of shares to ICB as collateral security for additional obligations of PHC Owner 2000-I, L.P. to ICB. Pedcor Holdings, LLC also pledged 1,181,821 of its shares to Union Planters Bank, Indianapolis, Indiana ("Union Planters") as collateral security for obligations of Pedcor Holdings, LLC to Union Planters. Pedcor Holdings, LLC has pledged 151,572 of its shares to Pedcor Bancorp as collateral security for its obligations. Pedcor Holdings, LLC's original purchase of 306,668 shares of the Issuer in May 2000 subjected such shares to certain restrictions as set forth in the purchase agreement, and Pedcor Holdings, LLC has pledged to the Issuer such shares until Pedcor Holdings, LLC, achieves certain satisfaction of the terms of such purchase. There are standard default and similar provisions contained in the pledge agreements in connection with the aforementioned pledges and in the purchase agreement with the aforementioned purchase from the Issuer.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

     Exhibit 1*     Joint Filing Agreement.

     Exhibit 2* Amended and Restated Purchase Agreement, effective as of January 21, 2000, between Fidelity Federal Bancorp and Pedcor Investments, incorporated by reference herein from Fidelity Federal Bancorp's proxy statement filed on April 20, 2000.

------------------------------------------

     *Previously filed

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2002



                                             /s/ Bruce A. Cordingley
                                             ----------------------------------
                                             Bruce A. Cordingley


                                             /s/ Gerald K. Pedigo
                                             ----------------------------------
                                             Gerald K. Pedigo


                                             /s/ Phillip J. Stoffregen
                                             ----------------------------------
                                             Phillip J. Stoffregen



                                             PEDCOR HOLDINGS, LLC


                                             By: /s/ Bruce A. Cordingley
                                                 ------------------------------
                                                 Bruce A. Cordingley, President



                                             PEDCOR BANCORP


                                             By: /s/ Bruce A. Cordingley
                                                 ------------------------------
                                                 Bruce A. Cordingley, President
                                                 and Chief Executive Officer

                                  EXHIBIT INDEX


Exhibit Number                     Description
--------------                     -----------

Exhibit 1*             Joint Filing Agreement.

Exhibit 2* Amended and Restated Purchase Agreement, effective as of January 21, 2000, between Fidelity Federal Bancorp and Pedcor Investments, incorporated by reference herein from Fidelity Federal Bancorp's proxy statement filed on April 20, 2000.

-----------------------

* Previously filed








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